September 18, 2006

Mail Stop 4561
Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The Student Loan Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
File No. 001-11616

Dear Ms. Sweeney:

This letter sets forth the responses of the Student Loan Corporation ("SLC," the "Company," or "we") to the comments of the U.S. Securities and Exchange Commission (SEC) staff contained in your letter dated August 18, 2006. For your convenience, we have included in this letter the text of the SEC staff’s comments followed by the responses of the Company.

Form 10-K for the Fiscal Year ended December 31, 2005

Financial Statements

Consolidated Statement of Income, page 36

1.   We note your response to comments one and two of our letter dated June 2, 2006 that you would fully comply with Article 9 of Regulation S-X in your next quarterly report and in future filings. The financial statements included in your Form 10-Q for the quarter ended June 30, 2006 do not appear in full compliance with Article 9 of Regulation S-X as the statement of income includes the sub-total “Total Revenue, net” and does not include the “Other income” section. Please confirm that you will fully comply with Article 9 of Regulation S-X in your next quarterly filing and in future filings.

SLC Response: We confirm that in our next quarterly filing and in future filings, we will no longer disclose a line item entitled "Total revenue, net." In addition, we will insert a newly created "Other Income" sub-heading above the existing line items entitled "Gains on loans securitized," "Gain on sale of loans," and "Fee and other income" in the consolidated statement of income. This "Other Income" section will be located between "Net interest income after provision for loan losses" and "Operating Expenses."

2.	We note your response to comment three of our letter dated June 2, 2006. In order to facilitate our understanding of the transaction, please tell us the following:

•	when the trust was established;

SLC Response: The trust was legally established in December 2001.

•
the provision in the trust agreement that provided for the amendment of the trust documents, specifically the extent to which ownership of the notes was required to constitute a majority owner and any limitations on who could become the majority owner and amend the trust documents;

SLC Response: The Indenture of Trust (“the Indenture”) dated March 27, 2002 governs the note issuance, documents the rights of the note holders and establishes the trust assets as collateral to the notes issued. An amendment of the Indenture to permit redemption of the notes required compliance with Section 7.02 of the Indenture, which required the consent of a majority of holders of each class of notes. The Indenture is governed by the provisions of the Trust Indenture Act of 1939 (the Act), which specifies in Section 316 (a) that “in determining whether the holders of the required principal amount of indenture securities have concurred in any such direction or consent, indenture securities owned by any obligor upon the indenture securities, or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with any such obligor, shall be disregarded”. The trust is the “obligor” under the Indenture and SLC, as trust administrator, legally “controls” the trust. Under the Act, legal “control” is evidenced by the ability to direct the management and policies of an entity (it should be noted that legal control of the trust is not a determining factor for an SPE to be qualifying under SFAS 140). Section 318(c) of the Act, as well as the preamble to the Indenture, incorporate Section 316(a) into the Indenture. As a consequence, the voting rights of any notes owned by SLC and its affiliates were required to be and were excluded when determining whether the consent of a majority of the holders of each class of notes had been obtained for the amendment to the Indenture.

Because of the above restriction, SLC could not amend the Indenture and call the remaining notes solely by acquiring a majority of the outstanding notes. Therefore, in order to amend the Indenture, the consent of all third-party note holders was formally solicited in connection with the tender offer for the outstanding trust notes. Acceptance of the tender offer by 83% of the note holders also constituted the consent of substantially more than the required majority of third-party note holders to the amendment of the Indenture.

•	explain the business purpose of the transaction;

SLC Response: The notes issued by the trust were auction rate securities. The interest rate on these securities was reset through an auction held every 28 days.  Over time, more economically efficient securitization structures were developed in the marketplace. Specifically, the trust incurred interest and transaction costs of more than 25 basis points over LIBOR annually. Other more efficient transactions were being priced at weighted average costs of at least 10 basis points less than the existing trust.

•	identify the parties involved in the transaction, including the entities from which you purchased the notes;

SLC Response: Citigroup Global Markets Inc. (CGMI) was engaged to act as Dealer Manager and Solicitation Agent in connection with the offer.  SLC purchased the notes from unrelated third-party investors that accepted the tender offer. The trust then redeemed the remaining notes.

•	how fair value of the outstanding notes was determined in the open market purchase of the notes;

SLC Response: The Company’s tender offer consisted of repayment of the notes’ outstanding principal balance plus accrued interest and a consent fee payable to accepting note holders equal to 10 basis points of the tendered notes’ outstanding principal balance (the “Consent Payment”).  The Company retained CGMI to act as Dealer Manager and Solicitation Agent. CGMI is an affiliate of the Company that specializes in providing investment banking and financial advisory services. CGMI has received the customary fees for its services in connection with the tender offer. The pricing of the tender was based on CGMI’s assessment of the price required to achieve the acceptance of a majority of the note holders. Fair value was determined to be the offering amount.

•	whether there was a difference between the price paid in the open market purchase of the notes and the amounts paid to the note holders when the remaining notes were called;

SLC Response: The remaining note holders received the outstanding principal balance plus accrued interest. The remaining note holders did not receive the Consent Payment.

•	how you determined the fair value of the reacquired loans;

SLC Response: The full fair value of the reacquired loans was determined using the Company’s securitization valuation model.  The Company’s approach to such valuation is based on the present value of the estimated cash flows expected to be generated by the loans. The fair value of SLC’s retained interest-only strip (accounted for as available-for-sale investments) was then deducted from the full fair value of the loans, in order to only recognize the fair value of the portion of the re-acquired loans that was sold in the original securitization transaction (see response to Question 4 below).

•
why there was a difference between the fair value of transactions to reacquire the student loans, through the open market purchase of the notes and calling the remaining notes, compared to the fair value of the student loans;

SLC Response: As described above, the fair value of the notes purchased in the open market was determined by the offering amount, which was the amount accepted by third-party note holders. These notes were investment grade, variable rate instruments that paid interest at rates determined by monthly auctions.

The fair value of the student loans was determined independent of the fair value of the trust auction rate notes. The fair value of the student loans was dependent on changes in market interest rates and prepayment rates since origination of the loans.

•	provide us with the journal entry to record the transactions.
SLC Response: See Appendix herein.

3.
We note your response to comment three of our letter dated June 2, 2006 supporting your conclusion that the gain on extinguishment of trust should be classified as an extraordinary gain in the consolidated statement of income. Please tell us the timing of the following events which resulted in the trust losing its QSPE status:

•	the acquisition of 83% of the outstanding notes of the trust;
•	the amendment of the trust documents;
•	the calling of all remaining notes; and
•	the reacquisition of student loans.

SLC Response: The acquisition of 83% of the outstanding notes of the trust and the amendment of the trust documents occurred in April 2005, when the tender offer was accepted by a majority of the holders of each class of notes.

The remaining notes were called on each note series’ first auction date following the completion of the tender, during April and May 2005.

The reacquisition of student loans from an accounting perspective occurred in April 2005, at the moment the tender offer was approved by a majority of third-party note holders and the trust documents were amended. At that point the trust lost its QSPE status (see response to Question 4 below).

4.	In addition, please tell us whether the trust continued to be an SPE after the remaining notes were called. Also tell us how you considered paragraph 55 of SFAS 140.

SLC Response: As noted in the response to Question 2 above, in conjunction with the tender offer to acquire the outstanding notes, the note holders’ approval to amend the Indenture was solicited. The amendments gave the trust the option to redeem or purchase any outstanding notes, thereby providing the trust with decision-making powers prohibited for qualifying SPEs.

Paragraph 55 of SFAS 140 notes that “A change in law, status of the transferee as a qualifying SPE or other circumstance may result in the transferor’s regaining control of assets previously accounted for appropriately as having been sold, because one or more of the conditions in paragraph 9 are no longer met. Such a change…is accounted for in the same manner as a purchase of the assets from the former transferee(s) in exchange for liabilities assumed….The transferor initially measures those assets and liabilities at fair value on the date of the change, as if the transferor purchased the assets and assumed the liabilities on that date.”

Under the requirements of paragraph 55 of SFAS 140, as interpreted by EITF Issue No. 02-9, Accounting for Changes that Result in a Transferor Regaining Control of Financial Assets Sold, the disqualification of the formerly qualifying SPE resulted in the “re-purchase” by SLC of all assets sold to and still held by the trust.

Additionally, paragraph 2 of EITF 02-9 indicates that paragraph 55 of SFAS 140 should be applied “prior to any consideration of whether the transferee should be consolidated and, therefore, prior to considering any eliminating entries that may result from consolidation.”

Accordingly, the accounting for the trust extinguishment followed a 3-step process.

Step 1: In April 2005, the SPE lost its qualifying status, at which point we applied the requirements of paragraph 55 of SFAS 140 as interpreted by EITF 02-9. We recorded the reacquired loans at the fair value of the sold portion (i.e., excluding the portion of the loans that related to the retained interest-only strip in the trust), with a corresponding payable, “Due to Trust,” at the same fair value. No gain was recognized in Step 1.

Step 2: Immediately after accounting for the reacquisition of the loans, we evaluated the trust under FIN 46R and determined that SLC was then the primary beneficiary. Therefore, we consolidated the trust. As noted in our previous response to Question 3 from your letter dated June 2, 2006, the application of the consolidation requirements of FIN 46R resulted in an excess gain that was reported as an extraordinary gain in the consolidated statement of income.

Step 3: During the months of April and May 2005, the remaining notes were redeemed at their outstanding principal balance plus accrued interest. The liability to remaining third-party note holders was thus extinguished, with no gain or loss being recorded.

In May 2005, after all the remaining notes were redeemed, the trust was legally extinguished in accordance with the provisions of the trust documents.

* * * * * * * * *

In connection with responding to your comments, we acknowledge that SLC is responsible for the adequacy and accuracy of the disclosures in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that SLC may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Daniel P. McHugh
Chief Financial Officer
The Student Loan Corporation

c.c: Mark Shrekgast (KPMG)

APPENDIX
Journal Entries

The pre-tax entries to record the 2002 trust extinguishment transactions are summarized below:

1. Entry to record purchase of auction notes through the tender offer:

Dr.	Investment in Trust	308,127,342
Cr.	Cash		308,127,342

2. Entry to record reacquisition of loans (at their fair value less retained interest held by SLC) and an equal payable due to trust, in accordance with par. 55 of SFAS 140 as interpreted by EITF 02-9

Dr.	Loans (net of $18,087,658 retained interest)	364,217,890
Cr.	Due to Trust		364,217,890

3. Entry to consolidate trust - assets and liabilities recorded at their fair values in accordance with FIN 46R

Dr.	Loans	18,087,658
Dr.	Due to Trust	364,217,890
Dr.	Accrued Interest Receivable	2,974,810
Dr.	Cash	5,713,678
Dr.	OCI - Retained Interest	6,048,355
Dr.	Deferred Tax Liability - Retained Interest	3,815,076
Cr.	Retained Interest		18,087,658
Cr.	Investment in Trust		308,127,342
Cr.	Liability to Remaining Note Holders		65,086,436
Cr.	Extraordinary Gain on Consolidation		9,556,031*

4. Entry to recognize transaction expenses

Dr.	Extraordinary Gain on Consolidation	642,600*
Cr.	Cash		642,600

5. Entry to purchase remaining notes:

Dr.	Liability to Remaining Note Holders	65,086,436
Cr.	Cash		65,086,436

* Net extraordinary gain amounts to $8,913,431.